UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
IGM Biosciences, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
449585108
(CUSIP Number)
Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 9, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 449585108

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,429,816 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,429,816 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,429,816 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

2

(1) The source of funds was working capital of the Redmile Affiliates (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.01 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 646,825 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 1,407,200 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 99,200 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 294,815 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 348,415 shares of Common Stock and 84,850 shares of the Issuer’s non-voting Common Stock (the “Non-Voting Common Stock”) held by Redmile Strategic Master Fund, LP, (vi) 1,513,225 shares of Non-Voting Common Stock held by Redmile Biopharma Investments II, L.P., (vii) 91,100 shares of Common Stock held by P Redmile Ltd., (viii) 293,455 shares of Non-Voting Common Stock held by RAF, L.P., (ix) 175,087 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (x) 362,813 shares of Common Stock held by a separately managed account. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (x) (collectively, the “Redmile Affiliates”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 2,500 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, (ii) 1,505 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing, and (iii) 356 shares of Common Stock issued to Michael Lee pursuant to restricted stock units. The stock options and restricted stock units were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the stock options and the shares of Common Stock issued pursuant to the restricted stock units as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options and the shares of Common Stock issued pursuant to the restricted stock units to Redmile. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of the stock options and the shares of Common Stock issued pursuant to the restricted stock units, except to the extent of its or his pecuniary interest in the shares subject to such options and the shares of Common Stock issued pursuant to the restricted stock units, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

The Non-Voting Common Stock is initially convertible into shares of Common Stock on a one-for-one basis. Pursuant to the Issuer’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Issuer may not effect any conversion of the Non-Voting Common Stock, and a holder of the Non-Voting Common Stock does not have the right to convert any portion of the Non-Voting Common Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable regulations of the Securities and Exchange Commission (the “SEC”), including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 4.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 4.99%, the conversion of the Non-Voting Common Stock held by the Redmile Affiliates is currently limited in its entirety by the Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon conversion of the Non-Voting Common Stock and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in the table above.

(3) Percent of class calculated based on: (a) 24,223,949 shares of Common Stock outstanding as of July 31, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2020 (the “Form 10-Q”), plus (b) 2,500 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, plus (c) 1,505 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing.

3

CUSIP No.: 449585108

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
3,429,816 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,429,816 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,429,816 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

4

(1) The source of funds was working capital of the Redmile Affiliates.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 646,825 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 1,407,200 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 99,200 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 294,815 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 348,415 shares of Common Stock and 84,850 shares of Non-Voting Common Stock held by Redmile Strategic Master Fund, LP, (vi) 1,513,225 shares of Non-Voting Common Stock held by Redmile Biopharma Investments II, L.P., (vii) 91,100 shares of Common Stock held by P Redmile Ltd., (viii) 293,455 shares of Non-Voting Common Stock held by RAF, L.P., (ix) 175,087 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (x) 362,813 shares of Common Stock held by a separately managed account. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (x) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 2,500 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, and (ii) 1,505 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing, and (iii) 356 shares of Common Stock issued to Michael Lee pursuant to restricted stock units. The stock options and restricted stock units were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the stock options and the shares of Common Stock issued pursuant to the restricted stock units as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options and the shares of Common Stock issued pursuant to the restricted stock units to Redmile. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of the stock options and the shares of Common Stock issued pursuant to the restricted stock units, except to the extent of its or his pecuniary interest in the shares subject to such options and the shares of Common Stock issued pursuant to the restricted stock units, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

The Non-Voting Common Stock is initially convertible into shares of Common Stock on a one-for-one basis. Pursuant to the Certificate of Incorporation, the Issuer may not effect any conversion of the Non-Voting Common Stock, and a holder of the Non-Voting Common Stock does not have the right to convert any portion of the Non-Voting Common Stock held by such holder, if the Beneficial Ownership Blocker applies. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 4.99%, the conversion of the Non-Voting Common Stock held by the Redmile Affiliates is currently limited in its entirety by the Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon conversion of the Non-Voting Common Stock and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in the table above.

(3) Percent of class calculated based on: (a) 24,223,949 shares of Common Stock outstanding as of July 31, 2020, as disclosed in Form 10-Q, plus (b) 2,500 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, plus (c) 1,505 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing.

5

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the SEC on September 24, 2019 (the “Original Schedule 13D”), by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), and Jeremy C. Green, a citizen of the United Kingdom (together with Redmile, the “Reporting Persons”) relating to the Common Stock of IGM Biosciences, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (x) of Item 5(a) below. The stock options to purchase shares of Common Stock and the restricted stock units were granted to Michael S. Lee in connection with his service on the Issuer’s Board of Directors pursuant to the Issuer’s non-employee director compensation policy.

The shares of non-voting Common Stock (“Non-Voting Common Stock”) held by certain of the Redmile Affiliates (as defined in Item 5(a) below) were issued immediately prior to the Issuer’s initial public offering (the “IPO”) upon the conversion of the Issuer’s Series C Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”). On June 27, 2019, the Issuer entered into a Series C Preferred Stock Purchase Agreement (the “Series C Purchase Agreement”) for a Series C financing (the “Series C Financing”) with a group of institutional investors, including certain of the Redmile Affiliates. Pursuant to the Series C Purchase Agreement, such Redmile Affiliates purchased an aggregate of 12,500,000 shares of Series C Preferred Stock at a price of $2.00 per share. The source of funds was working capital of such Redmile Affiliates. On August 30, 2019, the Issuer effected a 6.6084-for-1 reverse stock split of the Issuer’s Common Stock, Non-Voting Common Stock and convertible preferred stock. Upon completion of the reverse stock split, such Redmile Affiliates held an aggregate of 1,891,530 shares of Series C Preferred Stock. In accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation, such Redmile Affiliates had the option to convert the Series C Preferred Stock into either shares of the Issuer’s voting Common Stock or Non-Voting Common Stock in any proportion at such Redmile Affiliates’ sole discretion prior to the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of the Issuer’s Common Stock. The Redmile Affiliates elected to have all of the Series C Preferred Stock converted into shares of the Issuer’s Non-Voting Common Stock, and the Series C Preferred Stock converted into shares of the Issuer’s Non-Voting Common Stock upon the closing of the Issuer’s IPO on September 20, 2019 on a 1-for-1 basis.

ITEM 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise (including through the conversion of shares of the Non-Voting Common Stock that may be deemed to be beneficially owned by the Reporting Persons) or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

6

On July 2, 2019, the Issuer’s Board of Directors appointed Michael S. Lee, a managing director of Redmile, to serve as a director of the Issuer. Immediately prior to the Issuer’s IPO, which was completed on September 20, 2019, Mr. Lee was appointed a Class III director to serve until the Issuer’s 2022 Annual Meeting of Stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. Lee’s appointment to the Issuer’s Board of Directors, Mr. Lee and the Issuer entered into an Indemnification Agreement with the Issuer. On 27, 2019, Mr. Lee and the Issuer entered into an Indemnification Agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

In addition, Mr. Lee is entitled to cash and equity compensation pursuant to the Issuer’s Outside Director Compensation Policy, as amended (the “Policy”). Pursuant to the Policy, Mr. Lee is entitled to receive an annual cash retainer of $20,000 to be paid quarterly, in arrears. If Mr. Lee serves on any committees of the Issuer’s Board of Directors, he will be entitled to receive additional cash compensation. Under the Policy, non-employee directors receive $5,000 annually for serving on the audit committee ($10,000 annually for the chairperson), $5,000 annually for serving on the compensation committee ($10,000 annually for the chairperson), $5,000 annually for serving on the nominating and corporate governance committee ($10,000 annually for the chairperson) and $5,000 annually for serving on the research and clinical development committee ($10,000 annually for the chairperson). A non-employee director also receives $20,000 annually for serving as the chairperson of the Issuer’s Board of Directors. Pursuant to the Policy, non-employee directors may elect on an annual basis to convert 0%, 50% or 100% of his or her annual cash retainer with respect to services to be performed in a future calendar quarter and otherwise scheduled to be paid following the completion of those services into a number of restricted stock units having a grant value equal to the aggregate amount of the elected percentage of the retainer cash compensation payable to such non-employee director under the Policy for the applicable quarter (as determined on the applicable date of grant of such retainer award).

On September 17, 2019, Mr. Lee received an option to purchase 12,100 shares of the Issuer’s common stock at an exercise price of $16.00 per share. 1/3rd of the shares subject to the option will vest on September 17, 2020 and 1/36th of the shares subject to the option will vest on each monthly anniversary thereafter, subject to Mr. Lee’s continued service on the Board of Directors of the Issuer through each vesting date. On February 5, 2020, Mr. Lee received an option to purchase 10,000 shares of the Issuer’s common stock at an exercise price of $40.27 per share. 1/12th of the shares subject to the option will vest on each month following the Issuer’s 2020 Annual Meeting of Stockholders on the same day of the month, subject to Mr. Lee’s continued service to the Issuer through each applicable vesting date; provided, however, if the Issuer’s 2021 Annual Meeting of Stockholders is prior to the one-year anniversary of the Issuer’s 2020 Annual Meeting of Stockholders, then the shares subject to the option will be fully vested as of the date of the Issuer's 2021 Annual Meeting of Stockholders. Pursuant to the Policy, Mr. Lee will also be entitled to receive an option to purchase 10,000 shares of the Issuer’s common stock automatically at the same time the Issuer makes annual equity awards to the Issuer’s executive officers, which option will vest in equal monthly installments during the twelve months following the date of the Issuer’s first annual meeting of stockholders following the date of grant, and will vest in full on the earlier of the twelve-month anniversary of the date of the Issuer’s first annual meeting of stockholders following the date of grant and the date of the Issuer’s second regularly scheduled annual meeting of stockholders that next follows the date of grant, subject to Mr. Lee’s continued service on the Board of Directors of the Issuer through each applicable vesting date.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Lee in connection with his service on the Issuer’s Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Lee will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Lee disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Lee is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

7

Pursuant to the policies of Redmile, all cash compensation that Mr. Lee receives in connection with his service on the Issuer’s Board of Directors will be paid by the Issuer directly to Redmile.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 646,825 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 1,407,200 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 99,200 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 294,815 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 348,415 shares of Common Stock and 84,850 shares of Non-Voting Common Stock held by Redmile Strategic Master Fund, LP, (vi) 1,513,225 shares of Non-Voting Common Stock held by Redmile Biopharma Investments II, L.P., (vii) 91,100 shares of Common Stock held by P Redmile Ltd., (viii) 293,455 shares of Non-Voting Common Stock held by RAF, L.P., (ix) 175,087 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (x) 362,813 shares of Common Stock held by a separately managed account. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (x) (collectively, the “Redmile Affiliates”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Affiliates and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 2,500 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, and (ii) 1,505 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing, and (iii) 356 shares of Common Stock issued to Michael Lee pursuant to restricted stock units. The stock options and restricted stock units were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the stock options and the shares of Common Stock issued pursuant to the restricted stock units as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options and the shares of Common Stock issued pursuant to the restricted stock units to Redmile. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of the stock options and the shares of Common Stock issued pursuant to the restricted stock units, except to the extent of its or his pecuniary interest in the shares subject to such options and the shares of Common Stock issued pursuant to the restricted stock units, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

8

The Non-Voting Common Stock is initially convertible into shares of Common Stock on a one-for-one basis. Pursuant to the Issuer’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Issuer may not effect any conversion of the Non-Voting Common Stock, and a holder of the Non-Voting Common Stock does not have the right to convert any portion of the Non-Voting Common Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, and the applicable regulations of the Securities and Exchange Commission (the “SEC”), including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 4.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock collectively held directly by the Redmile Affiliates currently exceeds 4.99%, the conversion of the Non-Voting Common Stock held by the Redmile Affiliates is currently limited in its entirety by the Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership over any of the shares of Common Stock issuable upon conversion of the Non-Voting Common Stock and such shares have not been included in the aggregate amount of shares of Common Stock beneficially owned as reported in Item 5(b) below.

For purposes of this Schedule 13D, the percent of class was calculated based on: (a) 24,223,949 shares of Common Stock outstanding as of July 31, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2020 (the “Form 10-Q”), plus (b) 2,500 shares of Common Stock subject to options to purchase shares of Common Stock that are currently exercisable, plus (c) 1,505 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing.

Item 5(b) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 3,429,816

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 3,429,816

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 3,429,816

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 3,429,816

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The paragraphs under the heading “Appointment of Michael Lee to the Board of Directors” of Item 6 of the Original Schedule 13D are hereby amended and restated in their entirety as follows, and the remainder of Item 6 of the Original Schedule 13D is unchanged:

9

Appointment of Michael Lee to the Board of Directors

On July 2, 2019, the Issuer’s Board of Directors appointed Michael S. Lee, a managing director of Redmile, to serve as a director of the Issuer. Immediately prior to the Issuer’s IPO, which was completed on September 20, 2019, Mr. Lee was appointed a Class III director to serve until the Issuer’s 2022 Annual Meeting of Stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. Lee’s appointment to the Issuer’s Board of Directors, Mr. Lee and the Issuer entered into an Indemnification Agreement with the Issuer. On July 27, 2019, Mr. Lee and the Issuer entered into an Indemnification Agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

In addition, Mr. Lee is entitled to cash and equity compensation pursuant to the Policy. Pursuant to the Policy, Mr. Lee is entitled to receive an annual cash retainer of $20,000 to be paid quarterly, in arrears. If Mr. Lee serves on any committees of the Issuer’s Board of Directors, he will be entitled to receive additional cash compensation. Under the Policy, non-employee directors receive $5,000 annually for serving on the audit committee ($10,000 annually for the chairperson), $5,000 annually for serving on the compensation committee ($10,000 annually for the chairperson), $5,000 annually for serving on the nominating and corporate governance committee ($10,000 annually for the chairperson) and $5,000 annually for serving on the research and clinical development committee ($10,000 annually for the chairperson). A non-employee director also receives $20,000 annually for serving as the chairperson of the Issuer’s Board of Directors. Pursuant to the Policy, non-employee directors may elect on an annual basis to convert 0%, 50% or 100% of his or her annual cash retainer with respect to services to be performed in a future calendar quarter and otherwise scheduled to be paid following the completion of those services into a number of restricted stock units having a grant value equal to the aggregate amount of the elected percentage of the retainer cash compensation payable to such non-employee director under the Policy for the applicable quarter (as determined on the applicable date of grant of such retainer award).

On September 17, 2019, Mr. Lee received an option to purchase 12,100 shares of the Issuer’s common stock at an exercise price of $16.00. 1/3rd of the shares subject to the option will vest on September 17, 2020 and 1/36th of the shares subject to the option will vest on each monthly anniversary thereafter, subject to Mr. Lee’s continued service on the Board of Directors of the Issuer through each vesting date. On February 5, 2020, Mr. Lee received an option to purchase 10,000 shares of the Issuer’s common stock at an exercise price of $40.27 per share. 1/12th of the shares subject to the option will vest on each month following the Issuer’s 2020 Annual Meeting of Stockholders on the same day of the month, subject to Mr. Lee’s continued service to the Issuer through each applicable vesting date; provided, however, if the Issuer’s 2021 Annual Meeting of Stockholders is prior to the one-year anniversary of the Issuer’s 2020 Annual Meeting of Stockholders, then the shares subject to the option will be fully vested as of the date of the Issuer's 2021 Annual Meeting of Stockholders. Pursuant to the Policy, Mr. Lee will also be entitled to receive an option to purchase 10,000 shares of the Issuer’s common stock automatically at the same time the Issuer makes annual equity awards to the Issuer’s executive officers, which option will vest in equal monthly installments during the twelve months following the date of the Issuer’s first annual meeting of stockholders following the date of grant, and will vest in full on the earlier of the twelve-month anniversary of the date of the Issuer’s first annual meeting of stockholders following the date of grant and the date of the Issuer’s second regularly scheduled annual meeting of stockholders that next follows the date of grant, subject to Mr. Lee’s continued service on the Board of Directors of the Issuer through each applicable vesting date.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Lee in connection with his service on the Issuer’s Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Lee will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Lee disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Lee is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Lee receives in connection with his service on the Issuer’s Board of Directors will be paid by the Issuer directly to Redmile.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2020	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: September 9, 2020	/s/ Jeremy C. Green
JEREMY C. Green